December 4, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (201) 703-3443

Kevin M. Cameron
Chief Executive Officer
HLTH Corporation
669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361

      Re: HLTH Corporation f/k/a Emdeon Corporation
              Form 10-K/A for Fiscal Year Ended December 31, 2006
              Filed April 30, 2007
              File No. 000-24975

Dear Mr. Cameron:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3729.

                    Sincerely,

                    Craig Slivka
                    Attorney Advisor